AXION POWER INTERNATIONAL, INC.
3601 Clover Lane
New Castle, PA 16105

November 25, 2009

VIA EDGAR

Gary Todd
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 3030

Re:           Axion Power International, Inc.

Dear Mr. Todd:

We are in receipt of your letter to us, dated November 19, 2009, regarding the Axion Form 10-K for the fiscal year ended December 31, 2008, filed April 1, 2009, and Form 10-Q for the fiscal quarter ended September 30, 2009.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, hereinbelow are your comments (bolded), and our responses.

Form 10-K for the fiscal year ended December 31, 2008

Item 8, Financial Statements

Note 2, Accounting Policies, page 45

Revenue Recognition, page 47

1.  We note your response to prior comment 1.  Please also revise future filings to clarify whether you offer any warranties on your products and whether there are any other post shipment obligations that may impact the timing of revenue recognition.

We will revise future filings to so clarify by adding the following language which is further revised from our response to prior comment 1:

Revenue Recognition.  The Company records sales when revenue is earned. Shipping terms are generally FOB shipping point and revenue is recognized when product is shipped to the customer. In limited cases, if terms are FOB destination or contingent upon collection by a prime contractor, then in these cases, revenue is recognized when the product is delivered to the customer’s delivery site or the conditions for collection have been fulfilled. The Company records sales net of discounts and estimated customer allowances and returns. The Company recognizes revenue when there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the sales price to the buyer is fixed or determinable, and collectability is reasonably assured.  We offer a 90 day free replacement warranty on our Turbo Start collector car and motorsports products. Collector car products also carry a  four year prorated warranty that begins at the end of the 90 days.  To date, our warranty exposure on these products has been nominal. Flooded battery sales do not have standard warranty provisions and up to this point have been offered with discount in lieu of warranty.  There are no other post shipment obligations that may impact the timing of revenue recognition.

Gary Todd
November 25, 2009

Item 9A.  Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 85

2.  We reference your response to prior comment 2.  Please note that the document titled Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by … COSO … is intended to be used as guidance for smaller public companies in applying COSO’s Internal Control – Integrated Framework (1992).  In future filings, please clarify the actual framework you used in performing the assessment of internal control over financial reporting ( for example, the Internal Control – Integrated Framework (1992)).  Refer to SEC Rel. No. 33-8810.

In future filings, we will confirm that the framework that we use is Internal Control – Integrated Framework (1992).

Item 10.  Directors, Executive Officers and Corporate Governance

Audit Committee, page 8

3.  In future filings, please expand your disclosure to explain why you do not have an audit committee financial expert.  Refer to Regulation S-K Item 407(d)(5)(i)(C).

The Company does not currently have an audit committee financial expert due to the various experiences of those directors on its audit committee.  Due to the Company’s limited resources and stage of development, it is not able to select from as large a pool of potential directors as other public companies and seeks to attract those directors, who present an overall composite of characteristics beneficial to the Company.  At this time, the Company has not been successful in finding a director with the sought profile who would also qualify as an audit committee financial expert.  Although it has no current plans to seek an individual who so qualifies, it will re-examine this priority in future years as appropriate and certainly should it become so necessary in compliance with future regulatory requirements.

Gary Todd
November 25, 2009

Furthermore, in order to compensate for the lack of a financial expert, the audit committee engages consultants with financial expertise in specific areas on an as-needed basis.

Item 11.  Executive Compensation

Executive Compensation, page 13

4.  We note that you have not provided compensation discussion and analysis for your named executive officers, whose compensation appears in the table on page 13 of your proxy statement.  In future filings, please provide clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to your named executive officers.  Refer to Regulation S-K Item 402(m)(1).  For example:

a.  We note from Section 5(a) of the employment agreements you have with Messrs. Granville, Buiel and Hillier that salary is to be reviewed on an annual basis and is “subject to renegotiation on the basis of performance of the Executive and the performance of the company.”  Your disclosure in future filings should clearly describe what factors the compensation committee considered in determining whether to increase or decrease your named executive officers’ annual salaries.  We also note in this regard that Messrs. Granville, Buiel and Hillier all received salary increases in fiscal year 2008.

The factors considered by the compensation committee in determining whether to increase or decrease annual salaries are: specific accomplishments achieved by each pursuant to their job criteria and success at performing those tasks, as well as overall Company performance. In determining to increase salaries for Messrs Granville and Buiel in fiscal year 2008 (Mr. Hillier was first employed by the Company as a new hire during that period), the compensation committee determined that based upon those criteria and the need for inducement mentioned below that salary increases were merited.  For instance in the case of Mr. Granville, the Committee specifically considered his performance in the following areas which exceeded expected performance pursuant to the job description in his employment contract:  litigation management, fundraising efforts, personnel management, sales and marketing, investor and public relations and work with the Commonwealth of Pennsylvania.

The committee also used the salary increases as an inducement for the named executive officers to enter into strong multi year non-compete agreements.  The non-compete agreements are of significant value to the Company as they provide further protection for trade secret intellectual property by preventing senior management from being able to utilize their know how gained at Axion for the benefit of future employers which could be competitors to Axion.

Gary Todd
November 25, 2009

We will revise our future filings to include specific description of factors considered and analysis of how those factors result in salary increases or decreases for each named executive officer.

b.  We note from footnote 2 to the summary compensation table that “[d]iscretionary bonuses are not made pursuant to any specific bonus plan.”  Although we recognize that your compensation committee may not adhere to a specific bonus plan, your revised disclosure should clarify the relevant factors considered by the committee in making such decisions.  If bonus amounts are subjectively determined by the compensation committee, please say so directly.

The factors considered by the committee in making such decisions are similar to the factors considered for salary increases.  Based upon these criteria, we believe that the bonus amounts are subjectively determined.

We will so amend future filings to include specific analysis as to bonus awards for each named executive officer.

c.  Regarding your disclosure in footnote 3 to the summary compensation table that stock and option awards “were granted pursuant to the individual employment contracts,” we note that the employment agreements with Messrs. Granville, Buiel and Hillier appear to contain provisions applicable only to initial grants of stock options.  We expect that your disclosure in future filings will include substantive analysis and insight into how your compensation committee made its stock option grant determinations with respect to each named executive officer for whom disclosure is required.

The committee utilizes similar analysis to that employed in determining changes in salary and bonus awards.  We so confirm that our future filings will include disclosure regarding the substantive analysis and insight into how the committee makes its grant determinations for each named executive officer for whom disclosure is required.

Item 15.  Exhibits.

5.  We note that you have referenced Mr. Buiel’s employment agreement as exhibit 1.25, but it appears that the correct reference should be Exhibit 10.25.  Please revise your future filings, as appropriate.

We will revise the exhibit list accordingly in future filings.

Form 10-Q for the fiscal quarter ended September 30, 2009

Gary Todd
November 25, 2009

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates, page 22

Proceeds from Grant, page 22

6.  We reference the response to prior comment 7 and the revised disclosure which states that you record proceeds from grants relating to income that are deemed significant as other income while proceeds from grants that are not significant are recorded against the related expense.  Please tell us why you classify proceeds from grants differently based upon significance.  In that regard, tell us the accounting literature that you relied upon in determining your policy.

According to IAS 20.29, a grant relating to income may be reported separately as other income or deducted from the related expenses.  The Company records grants as deduction from related expenses or as other income as follows: (i) grants not deemed significant by management are considered to be reimbursements for specific research activities and are recorded as such, and (ii) grants that are considered material are those activities performed under a contract, typically with a governmental agency, in which there is required a significant allocation of Company resources, including personnel and materials, and thus are recorded as other income.

To date proceeds from grants have been reimbursements for costs incurred for research  activities on behalf of a trade group that are deemed immaterial and are  reported as a reduction of the direct research costs incurred. To date there has not been any proceeds recognized from grants that are considered material.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gary Todd
November 25, 2009

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Donald T. Hillier

Donald T. Hillier

cc:  Jolie Kahn, Esq.